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                                                     EXHIBIT 3

                                                              December 30, 1998

Board of Directors
St. John Knits, Inc.
17422 Derian Avenue
Irvine, California  92614

Ladies and Gentlemen:

                  Reference is made to the letter dated December 8, 1998, as modified on December 16, 1998 (the "Prior Letters"), from Robert Gray and Vestar Capital Partners III, L.P. (the "Purchasers") to you in connection with our proposal to purchase 98% of the outstanding common stock of St. John Knits, Inc. (the "Company"). Capitalized terms used and not defined herein shall have the meaning set forth in the Prior Letters. We remain committed to moving quickly toward the execution of a definitive acquisition agreement and are confident that we can work together to assure the swift consummation of a transaction between us and the Company.

         We are pleased to see that the Board has elected several new directors and formed an independent committee to review the proposed Transaction. We understand that the independent committee has only recently engaged counsel and investment bankers to assist it in evaluating our proposal, and we appreciate that such a review takes time, including the time necessary for the advisors to familiarize themselves with the Company and its business. Accordingly, we are willing to extend our proposal in order to afford the independent committee sufficient time to conclude its review; however, we must reserve the right to terminate our proposal if a definitive agreement has not been executed by the Company and the Purchasers by January 15, 1999. Except for such extension, all the terms and conditions of the Prior Letters remain in effect.

                                                     Yours truly,

                                          /s/ Robert E. Gray
                                          -------------------------------------
                                          Robert Gray

                                          VESTAR CAPITAL PARTNERS III, L.P.

                                          By:  Vestar Associates III, L.P.,
                                               its General Partner

                                          By: Vestar Associates Corporation III,
                                              its General Partner

                                          By: /s/ Arthur J. Nagle
                                          -------------------------------------
                                              Arthur J. Nagle
cc:  Independent Committee